AMRESCO, INC.

           EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

                                                    Year Ended December 31,
                                                  1998           1997          1996
Basic:
   Net income (loss)                           $(69,171,000)   $56,224,000    $31,332,000

 Weighted average common shares outstanding      43,161,919     35,692,030     27,254,346
 Contingently issuable shares                        54,724         12,735         14,297
 Restricted shares                                 (370,431)      (292,669)      (225,903)
   Total                                         42,846,212     35,412,096     27,042,740

   Earnings (loss) per share                         $(1.61)         $1.59          $1.16

Diluted:
 Net income (loss)                             $(69,171,000)   $56,224,000    $31,332,000
 Effects of convertible debt net of taxes                                       2,196,000
   Net income (loss)                           $(69,171,000)   $56,224,000    $33,528,000

 Weighted average common shares outstanding      42,846,212     35,412,096     27,042,740
 Contingently issuable shares                                      292,669        225,903
 Additional shares assuming conversion of
 convertible debentures to 3,600,000 of
 common stock in November 1995                                                  3,600,000
 Net effect of dilutive stock options based on
 the Treasury stock method using the average
 market price                                                      958,712        905,125
   Total                                        42,846,212      36,663,477     31,773,771

   Earnings (loss) per share                        $(1.61)          $1.53          $1.06